UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 30, 2017

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure

Entry into Salt Creek Field Acquisition Agreement

On May 30, 2017, Denbury Resources Inc. (the "Company") issued a press release announcing that it had entered into a definitive agreement with certain subsidiaries of Linn Energy, Inc. to acquire their 23% non-operating working interest in Salt Creek Field in Wyoming for $71.5 million, subject to standard purchase price adjustments for revenues and costs between the March 1, 2017 effective date and the closing date of the transaction. The acquisition is expected to close in late June and is subject to satisfactory completion of due diligence reviews and customary closing conditions. The Company plans to initially fund the acquisition with borrowings under its revolving credit facility. Net production for the acquired interest is currently estimated at 2,100 barrels of oil per day. A copy of the press release is filed as Exhibit 99.1 hereto.

Presentations at Upcoming Energy Conferences

On June 5, 2017, the Company issued a press release announcing that Chris Kendall, the Company's President and Chief Operating Officer, will make presentations at the Bank of America Merrill Lynch 2017 Energy Credit Conference on Tuesday, June 6, 2017, at 8:50 a.m. Eastern Time and at the 2017 RBC Capital Markets Global Energy and Power Executive Conference on Wednesday, June 7, 2017, at 10:30 a.m. Eastern Time. The updated slides that will accompany these conference presentations will be available in the Investor Relations section of the Company's website at www.denbury.com on June 5, 2017. A copy of the press release is filed as Exhibit 99.2 hereto.

The information furnished in this Item 7.01 shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission, whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated May 30, 2017.
99.2*	Denbury Press Release, dated June 5, 2017.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: June 5, 2017   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated May 30, 2017.
99.2	Denbury Press Release, dated June 5, 2017.

Denbury

News

DENBURY RESOURCES TO ACQUIRE INTEREST IN ROCKIES CO_2 FLOOD

PLANO, TX – May 30, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that it has entered into a definitive agreement with certain subsidiaries of Linn Energy, Inc. to acquire their 23% non-operated working interest in Salt Creek Field in Wyoming for $71.5 million. Denbury plans to initially fund the acquisition with its bank line, but anticipates this cost would ultimately be offset through the sale of non-productive surface acreage ideally suited for commercial development in the Houston area, which Denbury is currently preparing to market.

Net production for the acquired interest is currently estimated at 2,100 barrels per day and is expected to increase over the next several years based on the planned field development. Proved developed reserves for the acquired interest are estimated at approximately 9 million barrels of oil ("MMBbls"), and Denbury expects to recognize an additional 9 MMBbls of proved undeveloped reserves based on current development plans, resulting in estimated finding and development costs of less than $7 per barrel including both acquisition and future development costs. Estimated capital costs for 2017 are approximately $5 million.

Chris Kendall, Denbury's President and COO, commented, "Salt Creek is a great fit for Denbury, building scale in the heart of our core Rockies region, with production growing and many opportunities for future expansion in this large and long-lived field. The acquisition builds on our goal of resuming production growth by 2018, and its attractive price should improve our credit metrics in the near term, with the opportunity for additional enhancements in the future."

The acquisition is expected to close in late June and is subject to satisfactory completion of due diligence reviews and customary closing conditions. The purchase price is subject to standard purchase price adjustments for revenues and costs between the March 1, 2017 effective date and the closing date of the transaction.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

# # #

This press release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties including estimates of oil reserves, future volumes recoverable with a CO_2 flood, and daily production volumes of the acquired assets, and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent reports on Form 10-K and Form 10-Q. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:

Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000

John Mayer, Investor Relations, 972.673.2383

DENBURY RESOURCES TO PRESENT AT ENERGY CONFERENCES

PLANO, TX – June 5, 2017 – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced that Chris Kendall, President and Chief Operating Officer, will present at the Bank of America Merrill Lynch 2017 Energy Credit Conference on Tuesday, June 6, 2017, at 8:50 a.m. Eastern Time and the 2017 RBC Capital Markets Global Energy and Power Executive Conference on Wednesday, June 7, 2017, at 10:30 a.m. Eastern Time. An updated slide presentation that will accompany the conference presentations will be available in the investor relations section of the Company's website at www.denbury.com.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

#   #   #

DENBURY CONTACTS:
Mark C. Allen, Senior Vice President and Chief Financial Officer, 972.673.2000
John Mayer, Investor Relations, 972.673.2383